UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2*)

U.S. Energy Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

911805307

(CUSIP Number)

Duane H. King

9811 Katy Freeway, Suite 805

Houston, Texas 77024

(713) 827-9988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Duane H. King
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399 shares*
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 2,027,399 shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,399 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.13%**
14	Type of Reporting Person IN

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC in its capacity as a former member of Synergy Offshore, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 15,386,752 shares of the Issuer’s Common Stock, or 61.74% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about August 11, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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CUSIP No. 911805307

1	Name of Reporting Persons King Oil and Gas, Inc. 76-0348827
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399* shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,027,399* shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,399 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.13%**
14	Type of Reporting Person CO

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC in its capacity as a former member of Synergy Offshore, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in Item 2 of the Original Schedule 13D), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 15,386,752 shares of the Issuer’s Common Stock, or 61.74% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about August 11, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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This Amendment No. 2 amends those Items set forth below with respect to the Schedule 13D filed on July 22, 2022 by the Reporting Persons, which in turn, amended the original Schedule 13D filed on January 11, 2022 (the “Original Schedule 13D”) (Amendment No. 2, Amendment No. 1 and the Original 13D are hereinafter referred to as the “Schedule 13D). Except as expressly amended hereby, all information in Amendment No. 1 and the Original Schedule 13 D is incorporated by reference. All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Duane H. King and his wholly owned corporation, King Oil and Gas, Inc. after the termination of an Amended Joint Filing Agreement, among Duane H. King, King Oil and Gas, Inc., Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust and Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust As a result, the Reporting Persons for the purposes of this Second Amendment to the Schedule 13D originally filed on January 11, 2022 are as follows:

(1)	Duane H. King (“King”) is the Chief Executive Officer and one of two managers of Synergy

(2)	King Oil and Gas, Inc. (“KOG”), a Texas corporation

Item 5. Interest in Securities of the Issuer.

The information provided in Items 2 and 4 of this Schedule 13D is incorporated by reference herein.

Synergy Offshore, LLC (“Synergy”) was originally the holder of record of 6,546,384 shares of the Issuer’s outstanding Common Stock, as a result of transactions described in the Original Schedule 13D. As of July 22, 2022, Synergy distributed all of the shares of Common Stock (the “Distribution”) that it held to the members of the limited liability company that owned 100% of the membership interest of Synergy.

Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. This Nominating and Voting Agreement was amended as of September 16, 2022, in which the former members of Synergy, except for King Oil and Gas, Inc. and Katla Energy Holdings, LLC, are no longer required to vote the Issuer’s shares in accordance with the Amended and Restated Nominating and Voting Agreement. As a result, this amendment reduces the number of share with a “Shared Vote,” to reflect that King Oil and Gas, Inc. is bound by the voting provisions of the Amended and Restated Nominating and Voting Agreement. Katla Energy Holdings, LLC shares derived from Synergy are not reported herein either. The Reporting Persons continue to exclude all shares held by the Separately Filing Persons in connection with the numbers of shares reported herein, and the Katla Energy Holdings, LLC shares of Common Stock derived from Synergy are not reported herein.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 24,923,812 shares of Common Stock outstanding as of August 11, 2022, based on information furnished by the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Amended and Restated Nominating and Voting Agreement dated September 22, 2022.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2022

King Oil & Gas, Inc.

By:	/s/ Duane H. King
Name:	Duane H. King
Title:	President

Duane H. King

X:	/s/ Duane H. King

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